EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. Forward-looking statements speak only as of the date of this report. You should not put undue reliance on any forward-looking statements. We strongly encourage investors to carefully read the factors described in our annual report on Form 20-F in the section entitled “Risk Factors” for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

1

Results of Operations for the Six Months Ended March 31, 2026 and 2025

The following table summarizes our results of operations for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,		Variance
	2026	2025	Amount	%
Revenue	$6,394,713	$16,144,309	$(9,749,596)	(60.4)%
Cost of revenues	(7,484,087)	(15,329,735)	(7,845,648)	(51.2)%
Gross (loss) profit	(1,089,374)	814,574	(1,903,948)	(233.7)%
(Allowance for) reversal of allowance for credit losses	(29,065,008)	270,832	29,335,840	10,831.7%
Long-term investment impairment loss	(7,044,116)	-	7,044,116	-
Selling and distribution expenses	(311,446)	(83,321)	228,125	273.8%
General and administrative expenses	(1,017,017)	(1,670,829)	(653,812)	(39.1)%
Loss from operations	(38,526,961)	(668,744)	(37,858,217)	(5,661.1)%
Interest income	23,380	3,622	19,758	545.5%
Interest expense	(96,907)	(231,704)	(134,797)	(58.2)%
Amortization of debt issuance costs	-	(177,014)	(177,014)	(100.0)%
Loss from equity method investment	-	(431,180)	(431,180)	(100.0)%
Other income, net	1,010,067	1,003,031	7,036	0.7%
Gain on disposal of subsidiaries	-	250,331	(250,331)	(100.0)%
Loss before income taxes	(37,590,421)	(251,658)	37,338,763	14,837.1%
Income tax expenses	-	-	-	-
Net loss	$(37,590,421)	$(251,658)	$37,338,763	14,837.1%

Revenues

Revenue is generated from processing, distributing, and trading dried Shiitake mushrooms, Mu Er (also known as Auricularia heimuer or black ear fungus), other edible fungi, other agricultural products trading business (e.g., tapioca, corn, cotton, and cornstarch), and logistic services.

The trading of agriculture products (e.g., corn, and red dates) was mainly based on market opportunity of matching suppliers and customers. Hence, the sales volume may fluctuate according to market demand and supply, and there is no pattern of such agriculture product trading.

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The following table sets forth the breakdown of our revenues for the six months ended March 31, 2026 and 2025, respectively:

	For the Six Months Ended March 31,				Variance
	2026	%	2025	%	Amount	%
Shiitake	$1,854,057	29.0%	$6,668,963	41.3%	$(4,814,906)	(72.2)%
Mu Er	1,846,572	28.9%	5,255,756	32.6%	(3,409,184)	(64.9)%
Logistic services	2,694,084	42.1%	3,407,535	21.1%	(713,451)	(20.9)%
Corn	-	-	782,946	4.8%	(782,946)	(100.0)%
Other edible fungi	-	-	29,109	0.2%	(29,109)	(100.0)%
Total revenue	$6,394,713	100.0%	$16,144,309	100.0%	$(9,749,596)	(60.4)%

Total revenues for the six months ended March 31, 2026 decreased by $9.7 million, or 60.4%, to approximately $6.4 million from approximately $16.1 million for the same period of the prior fiscal year.

Revenue from sales of Shiitake decreased by $4.8 million, or 72.2%, to $1.9 million for the six months ended March 31, 2026 from $6.7 million for the same period of last year. This decline was primarily driven by reduced market demand for shiitake, which led to lower customer order volumes and a corresponding drop in sales quantity.

Revenue from sales of Mu Er decreased by $3.4 million, or 64.9%, to $1.8 million for the six months ended March 31, 2026 from $5.3 million for the same period of last year. This decline was primarily driven by reduced market demand for Mu Er, which led to lower customer order volumes and a corresponding drop in sales quantity.

Revenue from logistic services decreased by $0.7 million, or 20.9%, to $2.7 million for the six months ended March 31, 2026 from $3.4 million for the same period of last year. Commencing in December 2024, substantially all logistics revenue was generated from the “one-piece shipping service” executed under the December 12, 2024 Overseas Warehouse Distribution Service Agreement with an unrelated third party. Under this arrangement, the Company provides end-to-end overseas warehousing and fulfillment services supported by a rented third-party-developed Warehouse Management System (WMS), which enables core capabilities across inventory governance, order orchestration, settlement reconciliation, and delivery lifecycle tracking. The period-over-period revenue variance is driven principally by diminished market operational activity, which has resulted in contracted customer order flow and a corresponding decline in total logistics throughput.

Revenue from sales of corn decreased by $0.8 million, or 100%, to nil for the six months ended March 31, 2026 from $0.8 million for the same period of last year. The decrease was mainly attributable to no such trading of corn for the six months ended March 31, 2026, while there was trading of corn for the same period of last year.

Revenue from sales of other edible fungi decreased by $29,109, or 100%, to nil for the six months ended March 31, 2026 from $29,109 for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand for other edible fungi which resulted in a decrease of customer orders.

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Cost of Revenues

The following table sets forth the breakdown of the Company’s cost of revenues for the six months ended March 31, 2026 and 2025, respectively:

	For the Six Months Ended March 31,				Variance
	2026	%	2025	%	Amount	%
Shiitake	$1,685,326	22.5%	$5,890,949	38.5%	$(4,205,623)	(71.4)%
Mu Er	1,663,822	22.2%	4,683,022	30.5%	(3,019,200)	(64.5)%
Logistic services	4,134,939	55.2%	3,953,543	25.8%	181,396	4.6%
Corn	-	-	782,623	5.1%	(782,623)	(100.0)%
Other edible fungi	-	-	19,598	0.1%	(19,598)	(100.0)%
Total	$7,484,087	99.9%	$15,329,735	100.0%	$(7,845,648)	(51.2)%

Cost of revenues decreased by $7.8 million, or 51.2%, to $7.5 million for the six months ended March 31, 2026 from $15.3 million for the same period of last year. As illustrated in the table above, the decrease was mainly attributable to the decrease in sales of shiitake and Mu Er and no trading of corns or other agricultural products, and the decrease was partially offset by the increase of $0.2 million in the cost of revenues associated with logistic services which related to “one piece shipping service” since December 2024 whereby the Company provides overseas warehousing services, final logistics services, and other related value-added services in Chino, California.

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Gross Profit

The following table sets forth the breakdown of gross (loss) profit for the six months ended March 31, 2026 and 2025, respectively:

	For the Six Months Ended March 31,				Variance
	2026	%	2025	%	Amount	%
Shiitake	$168,731	(15.5)%	$778,014	95.5%	$(609,283)	(78.3)%
Mu Er	182,750	(16.8)%	572,734	70.3%	(389,984)	(68.1)%
Logistic services	(1,440,855)	132.3%	(546,008)	(67.0)%	(894,847)	(363.9)%
Corn	-	-	323	0.0%	(323)	(100.0)%
Other edible fungi	-	-	9,511	1.2%	(9,511)	(100.0)%
Total	$(1,089,374)	100.0%	$814,574	100.0%	$(1,903,948)	(233.7)%

Overall gross profit decreased by $1.9 million, or 233.7%, to a gross loss of $1.1 million for the six months ended March 31, 2026 from a gross profit of $0.8 million for the same period of last year. The decrease in gross profit was mainly attributable to gross loss incurred by logistic services due to gestation period of aforementioned “one piece shipping service” commenced since December 2024, and gross profits of shiitake and Mu Er reduced by $0.6 million and $0.4 million as competitive market reduced gross margins for both shiitake and Mu Er, respectively.

(Allowance for) reversal of allowance for credit losses

Allowance for credit losses increased by approximately $29.1 million, from a $0.3 million reversal in the prior-year period to a $29.1 million expense in the current period. The increase was mainly attributable to allowance of approximately $31.7 million for advances to suppliers. During the six months ended March 31, 2026, the Company reassessed the recoverability of its advances to suppliers in connection with management’s decision to substantially reduce and exit certain operations in the PRC. Prior to this decision, the Company expected to utilize the advances through future purchases of agricultural products from the relevant suppliers. Following the strategic decision, which was finalized subsequent to the issuance of the Company’s financial statements for the year ended September 30, 2025, the Company no longer expected to utilize a significant portion of these advances through future purchases. Accordingly, the Company evaluated the amounts expected to be recovered from the suppliers and recognized an additional allowance of approximately $31.7 million during the six months ended March 31, 2026 for amounts determined not to be recoverable, as partially offset by reversal of allowance for credit losses of $2.7 million in accounts receivable due to collection of aged accounts receivable.

Long-term investment impairment loss

Long-term investment impairment loss was approximately $7.0 million for the six months ended March 31, 2026, compared to nil for the same period of 2025. The impairment was primarily attributable to changes in management’s expectations regarding the recoverability of the investment in connection with a significant reduction in the Company’s core business activities in the PRC and management’s strategic decision to substantially reduce and exit certain operations in the PRC. As a result, the Company determined that the decline in value of the investment was other than temporary and recognized an impairment loss during the period.

Selling and distribution expenses

Selling and distribution expenses increased by $0.2 million, or 273.8%, to $0.3 million for the six months ended March 31, 2026 from $83,321 for the same period of last year. The increase was primarily attributable to the commission and fees incurred for the “one piece shipping service” since December 2024.

General and administrative expenses

General and administrative expenses decreased by $0.7 million, or 39.1%, to approximately $1.0 million for the six months ended March 31, 2026 from $1.7 million for the same period of last year. The decrease was primarily attributable to the cost cutting initiatives by the Company which reduced the general and administrative expenses.

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Interest expense

Interest expense decreased by $0.1 million, or 58.2%, to $0.1 million for the six months ended March 31, 2026 from $0.2 million for the same period of last year. The interest expenses incurred for the six months ended March 31, 2026 were primarily attributable to interest expenses incurred by promissory notes and long-term loans. This reduction is principally driven by the lower outstanding balance of promissory notes, which resulted in a corresponding decrease in the associated interest expense.

Amortization of debt issuance costs

Amortization of debt issuance costs decreased by $0.2 million, or 100%, to nil for the six months ended March 31, 2026 from $0.2 million for the same period of last year. On July 30, 2024, the Company and Atlas Sciences, LLC (“Atlas”) entered into a note purchase agreement. Pursuant to the agreement, the Company agreed to issue to Atlas an unsecured promissory note in the original principal amount of $5,355,000 for $5,000,000 in gross proceeds.  The resulting debt discount was amortized on a straight-line basis over the contractual term of the promissory note and was fully recognized in fiscal year 2025. Accordingly, no corresponding amortization of debt issuance costs was recorded for the six months ended March 31, 2026.

Loss from equity method investment

On February 28, 2024, Farmmi International Limited (“Farmmi International” or the “Buyer”), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with Malong Limited, a Hong Kong company (the “Seller”) to acquire a 45% equity of Ewayforest Group Limited (the “Target”), a Hong Kong company and a wholly owned subsidiary of the Seller. The Target owns 100% of the equity of Lishui Ganglisen Enterprise Management Co., Ltd, a Chinese company, which in turn owns 100% of the equity of Lishui Senbo Forestry Co., Ltd, a Chinese company (“Senbo Forestry”). Senbo Forestry is engaged in forestry management, improvement, planting and product sales. The Target had an appraised value of approximately RMB1.6 billion (approximately $220.2 million) as of December 31, 2024 based on an asset appraisal report issued by an independent third-party appraisal firm.

Pursuant to the agreement, Farmmi International would pay a total purchase price of RMB723,324,150 ($99,676,733) for 45% of the Target’s equity (the “Equity”). The parties had agreed that the Buyer would pay $35 million in cash and $35 million in the form of accounts receivable by March 31, 2025, with the remaining purchase price of $29,085,500 to be settled by September 2025. The parties had further agreed the date on which the Seller received the first installment of the purchase price should be deemed the closing date of the transaction. Within one month after receiving the first installment of the purchase price, the Seller should complete the procedures for amending the Target’s articles of association and transferring the Equity. The Target was also required to have a two-member board of directors with one director appointed by each of the Buyer and the Seller. The agreement contains customary representations, warranties and covenants of the Buyer and the Seller, and is subject to certain customary closing conditions. However, due to Senbo Forestry’s inability to obtain a forest ownership certificate for its forest assets, the ownership of the relevant assets could not be confirmed. On September 30, 2025, Farmmi International and the Seller reached an agreement to terminate the original asset/equity acquisition transaction and to refund the consideration Farmmi International had previously paid. As a result, an equity investment loss of $431,180 was recognized for the six months ended March 31, 2025, whereas no such loss was incurred by the Company during the six months ended March 31, 2026.

Other income

Other income increased by $7,036, or 0.7%, to approximately $1.0 million for the six months ended March 31, 2026 from approximately $1.0 million for the same period of last year. Other income was mainly generated by the Company’s U.S. subsidiaries, which leased three warehouses in earning warehouse sublease rental income. There was no significant fluctuation in sublease rental income for the period concerned.

Gain on disposal of subsidiaries

On March 31, 2025, an agreement was signed to divest 100% interest in Farmmi Food and Farmmi Supply Chain to a third party for a total cash consideration of RMB20,000 ($2,754). The gain on disposal of these subsidiaries was $0.2 million for the six months ended March 31, 2025.

Net loss

As a result of the factors described above, net loss was $37.6 million and $0.3 million for the six months ended March 31, 2026 and 2025, respectively.

6

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC and U.S. subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of earnings. The Company recorded a net loss of approximately $37.6 million for the six months ended March 31, 2026. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As of March 31, 2026, the Company had cash balance of approximately $0.2 million.

Management plans to address the conditions that raise substantial doubt about the Company’s ability to continue as a going concern through (i) obtaining additional equity or debt financing and (ii) reducing cash used in operating activities. While the Company has successfully raised $8.8 million in gross proceeds through equity financings and reduced the principal balance of the July 2024 promissory note by approximately $0.6 million in the period after March 31, 2026, such changes in the Company’s liquidity condition may not be sufficient to completely remedy the existing going concern risk and cash requirements for its operations. Additionally, the Company may need additional capital in the future to fund its further expansion. If the Company determines that its cash requirements exceed the amount of cash it has on hand at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Company.

As of March 31, 2026, we had cash of $0.2 million. In assessing liquidity, management monitors and analyzes our cash on-hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments.

As of March 31, 2026, the Company had working capital of approximately $63.5 million. The Company’s working capital requirements are influenced by the level of operations, revenue generated from products and services, costs and expenses controlled, encashment of accounts receivable.

The Company intends to finance future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions that the Company may decide to pursue. With the current working capital, the Company believes that the current cash together with cash generated from operating activities and financing activities will not be sufficient to meet the present anticipated working capital requirements and capital expenditures. If existing cash is insufficient to meet requirements, the Company may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts sufficient for the Company’s need or on terms acceptable to the Company, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict operations and ability to pay dividends to shareholders. If the Company is unable to obtain additional equity or debt financing as required, the Company’s business and prospects may suffer.

Indebtedness. As of March 31, 2026, we have $2.5 million promissory notes. Besides this indebtedness, we did not have any finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engage in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

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Working Capital. Total working capital as of March 31, 2026 amounted to $63.5 million, compared to $83.2 million as of September 30, 2025.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the development of our business. We have established effective collection procedures of our accounts receivable and have been able to realize or receive the refund of the advances to suppliers in the past. The Company intends to address its liquidity needs through cash generated from operations and additional debt or equity financing. We may raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary. However, there can be no assurance that such financings or acquisition opportunities will be available on acceptable terms, or at all.

Cash flows

The following table provides detailed information about our net cash flows for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,
	2026	2025
Net cash (used in) provided by operating activities	$(1,280,305)	$14,569,967
Net cash used in investing activities	(3,016,796)	(15,035,909)
Net cash provided by financing activities	3,741,228	875,208
Effect of exchange rate changes on cash	1,027	(5,452)
Net (decrease) increase in cash	(554,846)	403,814
Cash and restricted cash, beginning of period	804,098	486,522
Cash and restricted cash, end of period	$249,252	$890,336

Operating Activities

Net cash used in operating activities was $1.3 million for the six months ended March 31, 2026, as compared to net cash provided by operating activities of $14.6 million for the six months ended March 31, 2025, which mainly consisted of (i) net loss of $37.6 million; (ii) an increase of $3.9 million in accounts receivable due to sales; and (iii) a decrease in allowance for accounts receivable of $2.7 million due to collection from aged accounts receivable; this was partially offset by (i) a net decrease of $8.8 million in advances to suppliers due to allowance for credit losses for certain aged suppliers; and a decrease of $23.9 million in note receivable due to collection.

Investing Activities

For the six months ended March 31, 2026, net cash used in investing activities amounted to $3.0 million as compared to net cash used in investing activities of $15.0 million for the same period of 2025, which mainly consisted of loan of $3.8 million to a third party and purchase of $0.4 million in property and equipment, as partially offset by repayment of $1.2 million in loan to a third party.

Financing Activities

Net cash provided by financing activities amounted to $3.7 million for the six months ended March 31, 2026, as compared to net cash provided by financing activities of $0.9 million for the same period in 2025, which mainly consisted of proceeds of $3.6 million from advances from related parties and proceeds of $2.0 million from issuance of ordinary shares for warrants exercised, as partially offset by repayment of $1.8 million to a third-party loan.

Commitments and Contractual Obligations

The following table presents the Company’s material contractual obligations as of March 31, 2026:

		Less than	1-2	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Promissory notes	$2,519,134	$2,519,134	-	-	-
Operating lease obligations	18,920,505	5,391,086	7,122,876	5,905,267	501,276
Total	$21,439,639	$7,910,220	$7,122,876	$5,905,267	$501,276

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